

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

October 22, 2010

By Facsimile (212-937-5248) and U.S. Mail

Samuel S. Guzik, Esq.
Guzik & Associates
1875 Century Park East, Suite 700
Los Angeles, CA 90067

      Re: Private Media Group, Inc.
            Definitive Proxy Statement on Schedule 14A filed October 8, 2010

Dear Mr. Guzik:

      We have reviewed your letter dated October 20, 2010 responding to our comment letter dated October 15, 2010, and we have the following comment.

1.   We continue to believe that the Company failed to comply with Exchange Act Rule 14a-6(a) by filing its proxy statement in definitive form. In particular, we refer you to the Notice of Nomination of Persons for Election to the Board of Directors of Private Media Group, Inc. delivered to the Company by Consipio on September 16, 2010, including the second paragraph therein, whereby Consipio expressly stated in the second paragraph that it "intends to deliver a proxy statement and form of proxy to a sufficient number of holders of the Company's voting shares to elect Nominees…" to the Company's board of directors. Such notice was sufficient for the Company to know of the existence of a solicitation in opposition. We therefore reissue each of the prior comments 2 through 12 in our letter to you dated October 15, 2010.

      Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        Perry J. Hindin
                        Special Counsel
                        Office of Mergers & Acquisitions